UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 21, 2022

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                 No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                 No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated June 21, 2022, regarding the Board of Directors Role Distribution and Committees.

Istanbul, June 21, 2022

Announcement Regarding the Board of Directors Role Distribution and Committees

Our Company’s Board of Directors resolved that the Board Committees shall be composed of following members:

Committee	Members
Audit Committee	Hüseyin Arslan (Chairman), Serdar Çetin, Afif Demirkıran
Early Detection of Risk Committee	Afif Demirkıran (Chairman), Figen Kılıç, Tahsin Yazar
Corporate Governance Committee	Serdar Çetin (Chairman), Şenol Kazancı, Ali Serdar Yağcı, Emre Alpman
Candidate Nomination Committee	Hüseyin Arslan (Chairman), Bülent Aksu, Figen Kılıç
Compensation Committee	Hüseyin Arslan (Chairman), Bülent Aksu, Nail Olpak
Strategy and Digitalization Committee	Afif Demirkıran (Chairman), Bülent Aksu, Serdar Çetin, Mehmet Akif Konar, Serkan Öztürk

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 21, 2022	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 21, 2022	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer